UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Period from January 1, 2010 to June 1, 2010
Commission File Number: 001-12227
A. Full title of the plan and address of the plan, if different for that of the issuer named below:
The Shaw Group Inc. 401(k) Plan
for Certain Hourly Employees
B. Name of the issuer of the security held pursuant to the plan and the address of its principal executive office:
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES

Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees:
We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees (the Plan) as of June 1, 2010 and December 31, 2009, and the related statements of changes in net assets available for benefits for the period from January 1, 2010 to June 1, 2010 and year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 1, 2010 and December 31, 2009, and the changes in net assets available for benefits for the period from January 1, 2010 to June 1, 2010 and the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4(a) — schedule of delinquent participant contributions for the period from January 1, 2010 to June 1, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
[Signature of Firm]
Baton Rouge, Louisiana
November 23, 2010

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 1,	December 31,
	2010	2009

ASSETS

Investments, at Fair Value:
Common Collective Trust Funds	$—	$12,714,525
Mutual Funds	—	15,254,288
The Shaw Group Inc. Stock Fund	—	1,996,056

Total Investments	—	29,964,869

Receivables:
Participants’ Contributions	—	77,135
Employer Contributions	—	136,597
Notes Receivable from Participants	—	1,038,789

Total Receivables	—	1,252,521

Total Assets	—	31,217,390

LIABILITIES

Liabilities	—	—

Net Assets Available for Benefits Before Adjustment	—	31,217,390

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	—	159,746

Net Assets Available for Benefits	$—	$31,377,136

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period from	Year Ended
	January 1, 2010	December 31,
	To June 1, 2010	2009
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$172,128	$987,468

Net Appreciation (Depreciation) in Fair Value:
Mutual Funds	(332,433)	2,442,925
The Shaw Group Inc. Stock Fund	340,211	694,232

	7,778	3,137,157

Total Investment Income	179,906	4,124,625

Interest Income on Notes Receivable from Participants	18,236	61,934

Contributions:
Participants	3,588,444	9,919,824
Employer	1,555,671	3,956,817
Rollovers	46,897	94,320

	5,191,012	13,970,961

Total Additions	5,389,154	18,157,520

Deductions from Net Assets Attributed to:
Benefit Payments	4,589,996	7,902,426
Administrative Expenses	74,243	98,973

Total Deductions	4,664,239	8,001,399

Net Increase before mergers and transfers	724,915	10,156,121

Transfers to The Shaw Group Inc. 401(k) Plan	32,102,051	3,141,341

Net Increase (Decrease) after mergers and transfers	(31,377,136)	7,014,780

Net Assets Available for Benefits at Beginning of Period	31,377,136	24,362,356

Net Assets Available for Benefits at End of Period	$—	$31,377,136

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Note 1 — Description of Plan -
The following description of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).
General
The Plan, established January 1, 2004, is a defined contribution plan covering certain hourly employees of The Shaw Group Inc. who are age 21 or older and who are not covered by a collective bargaining agreement. The entry date of the Plan is the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective June 1, 2010, the Plan was merged into The Shaw Group Inc. 401(k) Plan. Total Plan assets, including participant loans, transferred to The Shaw Group Inc. 401(k) Plan, were $31,672,889 (See Note 1 — Transfers to/from the Plan).
Contributions
Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan, up to the maximum dollar amount allowed by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also transfer amounts into this Plan representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.
Effective January 1, 2009, the Plan was amended to contain an automatic enrollment feature for eligible employees hired on or after October 1, 2006. These employees are automatically enrolled to contribute 3% of their eligible compensation to the Plan on a pre-tax basis unless such employees affirmatively take action to opt out of the automatic enrollment process within 31 days of their date of hire. The contributions made under the automatic enrollment process are invested in the Fidelity Freedom Funds based on the employee’s targeted date of retirement unless the participants affirmatively choose another investment fund or any combination of funds available under the Plan.
Effective January 1, 2009, the Company eliminated the one year waiting period for the Company matching contribution. Each participant receives a Company matching contribution equal to the 50% of the participant’s deferral not to exceed 6% of the participant’s compensation subject to limitations specified in the Plan by tax regulations.
The Plan defines the contribution period as the plan year for the purposes of calculating the Company’s matching contributions. Annually, the Company adjusts the matching contributions to ensure that all eligible participants maximize the Company match regardless of their savings strategy. The Plan recorded a receivable of $101,303 for the “true-up contribution” for the 2009 plan year. The “true-up contribution” for the period from January 1, 2010 to June 1, 2010, will be included in the annual adjustment recorded in The Shaw Group Inc. 401(k) Plan as the Plan was merged effective June 1, 2010.
The Company may also elect to make discretionary contributions. No discretionary contributions were made during the period from January 1, 2010 to June 1, 2010 and year ended December 31, 2009.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code of 1986, as amended (the Code). Excess contributions are refunded to participants so that the Plan complies with the regulations of the Code.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, company contributions and allocations of the Plan earnings or losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
Forfeitures of terminated participants’ nonvested account balances may be used to pay administrative expenses or to reduce employer contributions. Activity in forfeited non-vested accounts for the period from January 1, 2010 to June 1, 2010 and the year ended December 31, 2009 is summarized below:

	Period from
	January 1, 2010	Year ended
	to June 1, 2010	December 31, 2009
Balance, beginning of period	$594,491	$333,074
Additions	739,770	913,108
Investments gains	7,913	6,985
Forfeitures used to fund administrative expenses	—	(29,840)
Forfeitures used to fund employer contributions	(55,779)	(628,836)
Transfer to The Shaw Group Inc 401(k) Plan	(1,286,395)	—

Balance, end of period	$—	$594,491

Administrative expenses of $28,215 were incurred during the period from January 1, 2010 to June 1, 2010; however, these expenses were paid subsequent to June 1, 2010 from the forfeited nonvested amounts in The Shaw Group Inc 401(k) Plan as the Plan was merged effective June 1, 2010.
Vesting
Participants are immediately vested in their contributions plus any actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus any actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of active service.
Notes Receivable from Participants
Loans to participants are permitted under the Plan, subject to the provisions of ERISA. Participants can borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (reduced by the highest outstanding loan balance during the prior twelve month period). Loans must be repaid within a five-year period (ten years for primary residence loans). Loans are secured by the participant’s account balance and bear interest at a fixed rate for the term of the loan. The interest rate is to be determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. At June 1, 2010, interest rates for outstanding loans ranged from 3.25% to 9.25% with maturities to January, 2015. Principal and interest are paid ratably through payroll deductions. Total balance of notes receivable from participants transferred to The Shaw Group Inc 401(k) Plan, was $1,387,035.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Investment Options
Upon enrollment in the Plan, participants may direct contributions to various investment options, including a common collective trust fund, mutual funds, and a unitized Company stock fund. Prior to its elimination in 2009, the Plan offered a self-directed brokerage option (“brokeragelink accounts”) whereby participants could elect to invest in mutual funds not offered directly by the Plan. At December 31, 2009, there were no investments in these brokeragelink accounts. Also, during 2009, the Company limited the amount of future contributions to 20% participation in The Shaw Group Inc. Stock Fund. Plan participants may change investment options and contribution percentages on a daily basis.
Payments of Benefits
Upon separation of service, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested balance.
A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.
Transfers to/from the Plan
Plan assets transferred into and out of the Plan from and to other company-sponsored qualified plans as a result of employee status changes are included in Transfers to the Plan or Transfers from the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits. The following is a reconciliation of transfers to The Shaw Group Inc. 401(k) Plan per the trust statement to the financial statements for the period from January 1, 2010 to June 1, 2010:

Assets transferred effective June 1, 2010	$31,672,889
Add: Participant contributions receivable	328,510
Add: Employer contributions receivable	152,621
Less: Administrative expenses payable	(28,215)
Less: Transfer into the Plan as a result of employee status changes	(23,754)

Transfers to The Shaw Group Inc. 401(k) Plan	$32,102,051

Note 2 — Summary of Significant Accounting Policies -
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
During 2009, the Company changed from the Fidelity Advisor Stable Value fund to the Fidelity’s Managed Income Portfolio II fund. As of June 1, 2010 and December 31, 2009, the Plan invests in a common collective trust, Fidelity’s Managed Income Portfolio II fund, which owned fully benefit-responsive investment contracts. The Plan reflected these fully benefit-responsive investment contracts at fair value and recognized an adjustment from fair value to contract value of $159,746 as of December 31, 2009, in the accompanying Statement of Net Assets Available for Benefits. The average yields of Fidelity’s Managed Income Portfolio II fund were as follows:

	Period from	Year Ended
	January 1, 2010	December 31,
	to June 1, 2010	2009
Based on actual earnings	2.65%	2.74%
Based on interest rates credited to participants	1.65%	1.53%
As of June 1, 2010 and December 31, 2009, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio or the administration of the Fidelity Managed Income Portfolio, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the IRC. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Recently Issued Accounting Pronouncements
In September, 2010, the FASB issued Emerging Issues Task Force (“EITF”) 10-C, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (a consensus of the FASB Emerging Issues Task Force) which amends ASU 962. EITF 10-C specifies that participant loans should be classified as notes receivable from participants in the financial statements of a defined contribution plan, measured at the outstanding principal amount plus accrued but unpaid interest. EITF 10-C also states that no further disclosures specific to participant loans is required. EITF 10-C is effective for fiscal years ending after December 15, 2010, with early adoption permitted. This amendment was adopted for the period January 1, 2010 to June 1, 2010, and retrospectively applied to the year ended December 31, 2009.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption of EITF 10-C did not have a material impact on the Plan’s financial statements.
In January 2010, the FASB issued Accounting Standards Update no. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity of Level 3 fair value measurements, and the transfers between Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. The Plan adopted this new accounting standards update for the period from January 1, 2010 through June 1, 2010 except for the provisions of this update that will be effective in the year ended December 31, 2011. The adoption of this update did not have a material impact on the Plan’s financial statements.
Administrative Expenses
The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Plan sponsor, they are paid out of Plan assets. No administrative expenses of the Plan were paid by the Company for the period from January 1, 2010 to June 1, 2010 and year ended December 31, 2009.
Investments
The common collective trust fund is presented at fair value on the Statement of Net Assets Available for Benefits including a separate disclosure of the adjustment from fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow method which considers recent fee bids as determined by recognized dealers, discount rate and duration of the underlying portfolio securities. The Statement of Net Assets Available for Benefits includes the fair value of the underlying assets and wrapper contracts of the common collective trust fund based on the proportionate ownership of the Plan.
The mutual funds are valued at quoted market prices.
The Shaw Group Inc. Stock Fund is a unitized fund that is measured in units rather than shares. The fund is comprised of the underlying Company stock (The Shaw Group Inc.) and a short-term cash component which provides liquidity for daily trading.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Under the terms of the Plan, the Trustee, on behalf of the trust fund, is allowed to acquire, hold and dispose of the common stock units of The Shaw Group Inc. In the event that trading transactions in the stock fund exceed the cash portion of the stock fund, the Trustee has authority to borrow funds in order to facilitate transactions in a timely manner. As of June 1, 2010 and December 31, 2009, there were no outstanding balances related to these borrowings.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
The Plan provides for various investment options in any combination of the common collective trust fund, mutual funds, and The Shaw Group Inc. Stock Fund. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Certain funds available for investment by the participants may contain securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
Notes Receivable from Participants
Notes receivable from participants are valued at amortized cost which is equal to the outstanding principal balance plus accrued interest.
Subsequent Events
Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.
Reclassifications
Certain reclassifications have been made to the 2009 amounts to conform to the 2010 financial statement presentation.
Note 3 — Fair Value Measurements -
ASC 820 (Topic 820, “Fair Value Measurements and Disclosures”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.
The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the plan year in which the actual event or change in circumstances that caused the transfer occurs.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Certain investments are measured at fair value on a recurring basis in the Statements of Net Assets for Benefits. The following methods and assumptions were used to estimate the fair values at June 1, 2010 and December 31, 2009:
Level 1 — the fair value of mutual funds and interest bearing cash is based on quoted market prices. The Shaw Group Inc. Stock Fund is a unitized employer stock fund comprised primarily of common stock of The Shaw Group Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Level 2 — The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments. The fair value of the common collective trust fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. There are no unfunded commitments related to any of the underlying portfolio securities.
The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during the period from January 1, 2010 to June 1, 2010.
As mentioned in Note 1, all of the Plan’s investments were transferred to The Shaw Group Inc. 401(k) Plan effective June 1, 2010. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Common Collective Trust Fund	$—	$12,714,525	$—	$12,714,525
Mutual Funds
Money Market funds	20,993	—	—	20,993
Value funds	1,163,235	—	—	1,163,235
Blend funds:
Domestic	520,257	—	—	520,257
Foreign	604,295	—	—	604,295
Growth funds	1,622,076	—	—	1,622,076
Intermediate Term Bond fund	712,968	—	—	712,968
Target Benefit funds — Moderate	10,610,464	—	—	10,610,464
The Shaw Group Inc. Stock Fund
Common stock	1,937,225	—	—	1,937,225
Fidelity Institutional Cash Portfolio:
Money Market Fund Class I	58,831	—	—	58,831

Total	$17,250,344	$12,714,525	$—	$29,964,869

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Note 4 — Concentration of Investment Risk -
The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets:

	June 1,	December 31,
	2010	2009
Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II (Contract Value — $12,874,271)	$—	$12,714,525

Mutual Funds:
Fidelity Freedom 2040	$—	$1,956,249
Fidelity Freedom 2025	$—	$2,913,522
Fidelity Freedom 2035	$—	$2,992,973

The Shaw Group Inc. Stock Fund — common stock	$—	$1,937,225
The Shaw Group Inc. Stock Fund — Fidelity Institutional Cash Portfolio: Money Market Fund Class I	$—	$58,831
Note 5 — Tax Status -
On March, 31, 2010, the Company adopted a Volume Submitter Defined Contribution Plan (Volume Submitter Plan) which received a favorable opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 which stated that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code of 1986, as amended (the Code). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax exempt as of June 1, 2010.
Note 6 — Party-in-Interest Transactions -
Certain Plan investments are held in a trust fund managed by Fidelity Management Trust Company. Since Fidelity Management Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.
Note 7 — Delinquent Participant Contributions
During May and June, 2010, the Company determined that certain participant contributions and loan repayments had not been remitted to the Plan in a timely manner, according to Department of Labor regulations. The amount reported was $361,729. Although these remittances were made, they fell outside the normal processing time the Company allows. The Company calculated and remitted the lost earnings to The Shaw Group Inc 401(k) Plan on October 29, 2010 as the Plan was merged effective June 1, 2010. The Company will also make the necessary filings with the Internal Revenue Service.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Note 8 — Reconciliation of Financial Statements to Schedule H of Form 5500 -
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at June 1, 2010 and December 31, 2009:

	June 1,	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$—	$31,377,136

Adjustments from contract value to fair value for fully fully benefit — responsive investment contracts	(—)	(159,746)

Net assets available for benefits per Schedule H of Form 5500	$—	$31,217,390

The following is a reconciliation of total investments per the financial statements to Schedule H of Form 5500 at June 1, 2010 and December 31, 2009:

	June 1,	December 31,
	2010	2009
Total investments per the financial statements	$—	$29,964,869

Notes receivable from participants	—	1,038,789

Net investments per Schedule H of Form 5500	$—	$31,003,658

The following is a reconciliation of transfers from the Plan per the financial statements to Schedule H of Form 5500 at June 1, 2010 and December 31, 2009:

		December 31,
	June 1, 2010	2009
Transfers from the Plan per the financial statements	$32,102,051	$3,141,341

Adjustments from contract value to fair value for fully fully benefit — responsive investment contracts	40,150	—

Transfers from the Plan per Schedule H of Form 5500	$32,142,201	$3,141,341

The following is a reconciliation of investment income per the financial statements for the period from January 1 to June 1, 2010 and year ended December 31, 2009 to Form 5500:

	Period from	Year Ended
	January 1, 2010	December 31,
	To June 1, 2010	2009
Investment Income per the financial statements	$179,906	$4,124,625

Add: Adjustments from contract value to fair value for fully benefit — responsive investment contracts at December 31, 2009 and 2008	159,746	630,734

Add (Less): Adjustments from contract value to fair value for fully benefit — responsive investment contracts at June 1, 2010 and December 31, 2009	40,150	(159,746)

Add: Interest income from Notes Receivable from Participants	18,236	61,934

Investment Income per Form 5500	$398,038	$4,657,547

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
JUNE 1, 2010 AND DECEMBER 31, 2009
Note 9 — Subsequent Events -
In conjunction with the merger of the Plan into The Shaw Group Inc. 401(k) Plan, the Company filed Post-Effective Amendments on November 19, 2010 to withdraw from registration any and all shares of the Company’s common stock related to the Plan previously registered in May 2004 and July 2009 which had not been issued.

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
SCHEDULE H, LINE 4(a) — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE PERIOD FROM JANUARY 1, 2010 TO JUNE 1, 2010
EIN: 72-1106167 PN: 002

Participant
Contributions
Transferred Late to
Plan
Check Here if Late	Total that Constitute Nonexempt Prohibited Transactions
Participant Loan			Contributions	Total Fully
Repayments are		Contributions	Pending	Corrected Under
included:	Contributions Not	Corrected Outside	Correction in	VFCP and PTE
☑	Corrected	VFCP	VFCP	2002-51
$361,729	$—	$361,729	$—	$—
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 23, 2010

THE SHAW GROUP INC. 401(k) PLAN FOR CERTAIN HOURLY EMPLOYEES THE SHAW GROUP INC., PLAN ADMINISTRATOR
By:	/s/ Michael J. Kershaw
	Name:	Michael J. Kershaw
	Title:	Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm